 One Coca-Cola Plaza
Atlanta, Georgia

CAROL CROFOOT HAYES	ADDRESS REPLY TO
ASSOCIATE GENERAL COUNSEL	P.O. BOX 1734
AND SECRETARY	ATLANTA, GA 30301
---------------------------
404-676-5622 FAX: 404-676-8409

December 19, 2007

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:          The Coca-Cola Company
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 1-02217

Dear Ms. Quarles:

Thank you for your letter of December 6, 2007, following up on our response letter dated October 26, 2007, concerning the Definitive Proxy Statement on Schedule 14A filed on March 9, 2007 by The Coca-Cola Company (the “Company”).   We have responded to your additional comment below.

Annual Compensation, page 30

1.
We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment.  Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the volume and net income targets for the company and operating units and volume and profit before tax targets would cause you competitive harm.  Also, you state that disclosure of the 2007 targets is not “relevant” to a fair understanding of compensation for 2006.  Please confirm that disclosure of such information is not material.

Response:

As stated in our response to comment 7 in our letter dated October 26, 2007, we did not disclose the specific performance targets for the 2006 annual incentive awards because we believe that to do so would result in competitive harm to the Company.   As we stated in that letter, the financial criteria are applied against internal business plan targets that are set annually.  The internal business plan is highly confidential and competitively-sensitive information.  This letter provides additional, specific detail on how the disclosure of this information would result in competitive harm.

As stated in our letter, performance measures for the Company as a whole were volume and net income and, for operating units, volume and profit before tax.  The following is an example further elaborating on how disclosure of our targets, which incorporate our internal business plan, would cause competitive harm.

Assume that a Named Executive Officer was the President of ABC operating group.  This Named Executive Officer’s annual incentive would be based 50% on Company performance and 50% on ABC Group performance.  The portion related to ABC Group performance is weighted 50% on ABC Group volume and 50% on ABC Group profit before tax.   Before the beginning of the year, ABC Group establishes an internal business plan, which includes volume and profit before tax goals.  Then, at the beginning of each year, the Compensation Committee approves targets against this internal business plan.  In this example, if the ABC Group met 100% of the volume against the business plan and 100% of the profit before tax against the business plan, then the Named Executive Officer’s financial performance factor for the ABC Group would be 100%.  If the ABC Group met less than the target against the business plan for either measure, the financial performance factor for the ABC Group would be less than 100%.  If the ABC Group exceeded target against the business plan for the measures, the financial performance factor would be greater than 100% for the ABC Group.  In addition, the Named Executive Officer would be required to achieve certain targets for particular types of products in order to receive greater than 100% for the volume measure.

As you can see, the primary driver of the financial performance component of the annual incentive is how the ABC Group performs against the internal business plan targets.  This business plan is not public information.  If we were required to disclose this information, then coupled with the publicly-available information about actual volume and profit results, competitors would obtain the following information:

•
Our expectations for volume growth in the ABC Group and our performance against that expectation, giving competitors information on how we may be deploying resources in future years.  For example, if we disclosed that, to receive a target incentive, volume must exceed X% in ABC Group, if we did not achieve that expected result, competitors would obtain information on potential necessary future investments in the ABC Group.

•	The potential upside expectations of the ABC Group, which would give competitors information on areas we believe have potential for strong growth and areas which may be weaker.
•	Our potential investment in marketing since profit before tax and volume targets could be used to infer marketing spending.
•	The rate at which we expect a specific category of beverages to grow, which allows competitors to focus their own resources on these categories.

For the Company as a whole, the same kind of competitive information could be discerned by competitors if internal business plan targets for volume and net income were required to be disclosed.

We believe that our letter of October 26, 2007, along with this supplemental discussion, clearly establishes that disclosure of the annual incentive targets would cause the Company competitive harm.   We have no objection to disclosing performance targets where competitive harm would not result.  Indeed, as set forth on pages 26 and 35 of the Definitive Proxy Statement, we disclosed performance targets for our two other performance-based plans:  the Directors’ Compensation Plan and the performance share units.

If disclosure of this type of highly confidential information is required, the Compensation Committee would consider changing the annual incentive plan for 2008 so that only information that would not cause competitive harm if disclosed would be used. The annual incentive is intended to focus employees, including Named Executive Officers, on metrics that drive long-term sustainable growth.   The Compensation Committee has, in the past, designed the annual incentive plan with the sole focus on incenting behaviors that drive business results.  Should disclosure of competitively-sensitive information be required, the Compensation Committee could be forced to design the plan to avoid disclosure of competitive information rather than to set performance measures in the best interests of our business and our shareowners.  Any benefit of disclosure of this information is outweighed by the detriment of forcing the Compensation Committee to take the risk of disclosure into account in setting the terms of the annual incentive.

In addition, since the measures are disclosed (see page 32 of the Definitive Proxy Statement), the ranges of possible payouts for each Named Executive Officer are disclosed (see the 2006 Grants of Plan-Based Awards table on page 51 of the Definitive Proxy Statement), and the resulting incentive payments are disclosed (see column (g) of the 2006 Summary Compensation Table on page 44 of the Definitive Proxy Statement), the Company does not believe that disclosure of the specific targets is material to investors.

Finally, we confirm that disclosure of the 2007 targets is not material to an understanding of the compensation for 2006.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

                              /s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:           E. Neville Isdell, Chairman and Chief Executive Officer